UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated July 20, 2007	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Chemicals Found Below Conversion Building
Saskatoon, Saskatchewan, Canada, July 20, 2007 . . . . . . . . . . . . . . .
Cameco Corporation reported today that during a construction project it discovered uranium and evidence of other production-associated chemicals in the soil beneath its Port Hope uranium hexafluoride (UF6) conversion plant. The affected area appears to be within, and near, the perimeter walls of the UF6 plant based on the preliminary information available at this time. Ongoing subsoil investigations are expected to provide additional information. Cameco has suspended operations at the UF6 conversion plant and a thorough investigation is being conducted. The chemicals are in a contained area so public health and worker safety are not affected.
The discovery was made in an area being excavated within the building for the installation of new equipment. Cameco and third-party experts are investigating to determine the source of the chemicals. In addition, holes are being drilled around the area and the soil and ground water are being tested to ascertain the area affected. All regulatory authorities have been notified.
Due to the nature of soil at the plant, Cameco expects the ground water flow rate, with the chemicals, to average approximately 40 to 60 metres each year. The perimeter of the plant is about 70 metres from the edge of the property. This provides ample time to address, contain and mitigate the affected area. Cameco has monitoring wells around the property to detect chemicals in the area. These wells are checked quarterly and reported to the regulator annually. The last scheduled samples were taken in April and did not indicate potential issues. Cameco has arranged for additional samples to be taken.
Full production of UF6 will likely be suspended for a minimum of two months until Cameco has determined the source of the chemicals and developed appropriate plans. There is no cost estimate for this activity available at this time. Uranium dioxide (UO2) conversion and other activities at the site are not affected.
Cameco is assessing the impact of this situation on its production forecasts and will provide a revised forecast in its second quarter report.
The company plans to meet scheduled deliveries for the remainder of the year based on existing inventory.
Cameco is not planning layoffs and will look for alternate assignments for employees. There are approximately 420 employees at the Port Hope conversion facility.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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